DEXIA
Group

03 JAN 13 AM 2:56

The Secretary-General

03003076

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

December 23rd, 2002

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

Dear Sir or Madam

Please find enclosed the English version of the press release issued by Dexia today.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Yours faithfully

p.o. E. du Roy de Blicquy
Secretary General

dlw 1/14

Dexia S.A.
Square de Meeûs 1 - B-1000 Brussels - Tel.: + 32 2 213 57 00 - Fax: + 32 2 213 57 20
Internet: http://www.dexia.com - Account number 068-[illegible]

Joint press release of Dexia Bank Nederland, Alex and the Rabobank Group

Activities will be continued under own name

Rabobank acquires online broker Alex

UTRECHT/AMSTERDAM (23 December 2002) - The Rabobank Group is acquiring the E-brokerage activities from Dexia Bank Nederland. An agreement to this effect was signed Friday 20 December late afternoon. The transfer of the two labels Alex and VEB Bottom-Line (that together make up the "Alex" business unit) to the Rabobank Group is planned to be finalized in March 2003. Alex customers will be actively contacted in the intervening period. They will be requested to agree to the transfer of their securities portfolio.

Alex will become a division of Rabobank Nederland, while continuing its activities as an online broker under its familiar labels. So the only thing that will actually change for customers is that their portfolio will be transferred to the world's most creditworthy retail bank. Conditions surrounding customers' trading at Alex will not change as a result of this transaction. The terms of employment of the Alex employees will also remain unchanged.

This acquisition elevates the Rabobank Group to market leader in the field of online investment, with a market share of 35%. As an online broker Alex concentrates on the category of highly active investors who generate a high transaction volume. This category makes less extensive use of the services of the local Rabobanks and the virtual Rabobank (internet and telephone). The great number of active investors served by the Alex and Bottom-Line labels will cause the transaction volume to increase by approximately 50%. Thanks to this acquisition the Rabobank Group will also have the largest number of investment customers, with a market share of 30%.

Alex is sold by Dexia Bank Nederland, which announced earlier this year that it planned to either spin off or sell Alex because its activities no longer formed part of its core activities.

Jac Verhaegen, member of the Executive Board of Rabobank Nederland:
"The Rabobank Group is gaining a strong brand with the acquisition of Alex, which will continue active operations in the market under its own name. This acquisition fits in our strategy to be market leader across the entire spectrum of financial services in the Netherlands."

Rene Frijters, Managing Director of Alex: "I consider Rabobank's decision to acquire Alex a tremendous compliment for the organization and a confirmation that Alex has succeeded in gaining a position as a well-respected organization in just four years. The fact that we will be able to continue to operate as an independent unit within Rabobank Nederland means that we will be able to maintain our company culture. A company culture that is characterized by creativity, innovation and customer-focus. So the customer, the employees and Rabobank are all winners in this transaction."

Dirk Bruneel, Chairman Dexia Bank Nederland: "Dexia has supported Alex's growth in the past years and is glad to be able to set them on the road to future succes"

About the Rabobank Group

The Rabobank Group is a broad financial services provider. Its co-operative foundation has given it a clear customer focus. All the divisions of the Group work in close co-operation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of approximately 360 independent local co-operative Rabobanks, which together have more than 1 million members, and encompasses well-known subsidiaries such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, Rabobank International, De Lage Landen, Rabo Real Estate and Gilde Investment. The group is represented internationally with 143 locations in 34 countries. Rabobank is rated the world's most creditworthy retail bank by the major international rating institutes. In its Dutch home market, the Rabobank Group has nine million business and private customers and is market leader in virtually every area of financial services.

About Alex

Alex, the online broker, was established in 1999 and currently has 60,000 active investors. As an expert in the field of online investment, Alex focuses on optimally serving a growing number of investors who wish to conduct their own business depending upon their own objectives. Alex has been market leader in the field of online investment since 1999 and in September 2002 was named the best online broker by the independent research site Belegger.nl for the third year in a row.

About Dexia Bank Nederland

Dexia Bank Nederland N.V. was established 21 December 2001 as a result of the merger of Labouchere N.V. and Kempen & Co N.V. Dexia Bank Nederland provides specialized financial services. The activities of Dexia Bank Nederland have been organized into four business units: *Asset Management:* asset management for institutional investors, investment funds and wealthy individuals. *Corporate Finance:* financial consultancy and support for (listed) companies in relation to stock exchange introductions, share issues, mergers & acquisitions, etc. *Retail Products:* accessible investment products for retail investors. *Securities: Equities & Derivatives:* brokerage for the purchase and sale of listed securities (including shares, bonds and derivatives) and research regarding the economy, business sectors and individual companies.

For more information please contact:
Rabobank Nederland: Jan Dost, telephone: 00 31 30 216 24 11 and Véronique Schyns, telephone 00 31 30 216 43 04.
Alex: Esther Litjens, telephone: 00 31 20 314 96 81
Dexia Bank Nederland: Corine Horstra, telephone: 00 31 20 348 80 13